

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2023

Keith D. Lampi
Chief Executive Officer
Inland Private Capital Alternative Assets Fund, LLC
2901 Butterfield Road
Oak Brook, IL 60523

> **Re: Inland Private Capital Alternative Assets Fund, LLC**
> **Draft Registration Statement on Form S-11**
> **Submitted February 2, 2023**
> **CIK No. 0001959961**

Dear Keith D. Lampi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Submitted February 2, 2023

Risk Factors, page 69

1. We note your disclosure on page 69 and elsewhere in the prospectus that there may be overlap of investment opportunities with other Inland Programs. Please expand your disclosure to provide insight into these competing funds, such as the size and type of funds. Also describe in greater detail how opportunities are allocated and conflicts of interest resolved.

Management, page 96

2. Please describe any termination fees that may be payable to your adviser, dealer manager or any of their affiliates.

Net Asset Value Calculation and Valuation Guidelines, page 124

3. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 132

4. We note your disclosure that even though you currently control the Operating Partnership as its general partner, you are not able to consolidate the Operating Partnership because you do not have sufficient equity in the Operating Partnership. Furthermore, we note that subsequent to investing the proceeds from the offering in the Operating partnership you expect to account for the units acquired in the Operating Partnership as an equity method investment until such time that you can consolidate the Operating Partnership. In order to better understand your current accounting and intended future accounting please provide us with your analysis under ASC 810 and ASC 323 such that you were able to conclude that you do not consolidate the Operating Partnership currently even though you have control and that even with such control you expect to account for the Operating Partnership initially as an equity method investment.

Share Repurchases, page 200

5. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

6. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Note 2- Summary of Significant Accounting Policies
Basis of Presentation - Operating Partnership (Successor), page F-11

7. We note your disclosure that the Roll-up Transaction was accounted for by the Operating Partnership as an asset acquisition and all of the properties included in the Roll-up Transaction were stepped up to fair value on September 2, 2021. Please tell us how you considered the guidance in ASC 805-50 related to common control transactions in your analysis given that it appears that many of the entities involved in the Roll-up Transaction were previously managed by wholly owned subsidiaries of IPC and subsequently as it relates to the Operating Partnership involve entities that are either owned or affiliated with IPC. To the extent that your analysis also resulted in any of the entities being deemed variable interest entities, please also tell us your consideration of the guidance in ASC 810-10-30-1.

Note 7 - Leases, page F-20

8. Please expand your footnote to provide the disclosures required by ASC 842-20-50-4(g).

General

9. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Shannon Menjivar at 202-551-3856 or Ameen Hamady at 202-551-3891 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert H. Bergdolt